Exhibit 99.1

Mobilicom to Trade Exclusively on Nasdaq

•	Reflects Mobilicom’s focus on U.S. and global market
•	Reduction in ASX related administrative expenses to fund operations and growth
•	Concentrating shares on one exchange supports larger trading volume on Nasdaq

Shoham, Israel, Sept. 05, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW ; ASX: MOB), a provider of cybersecurity and robust solutions for drones and robotics, today announced that its shares will trade exclusively on the Nasdaq Capital Market following the voluntarily delisting of its ordinary shares from trading on the Australian Securities Exchange (ASX).

“It is early days, but Mobilicom is growing into a leading global provider of cybersecure solutions for uncrewed systems with an increased operational and customer footprint in the U.S.,” stated Mobilicom CEO Oren Elkayam. “In addition to creating cost savings that will be invested in growth, we believe that concentrating our shares on the Nasdaq, the world’s second largest exchange, will lead to larger volume trading, liquidity and efficiency.”

Under Australian law and ASX rules, the delisting of Mobilicom’s ordinary shares from trading on the ASX will take place at least 30 days after the date of this announcement, which is expected to be on or about October 11, 2023. Mobilicom will announce the exact date of its ASX delisting when it becomes available.

Mobilicom’s American Depositary Shares, each of which represents 275 ordinary shares, will continue to trade on the Nasdaq Capital Market under the symbol “MOB” without interruption.

Holders of ordinary shares that currently trade on the ASX may convert their ordinary shares into ADSs through their banks or brokers. The process to convert ordinary shares into ADSs involves depositing ordinary shares in the Australian account of The Bank of New York Mellon, the Depositary of Mobilicom’s ADS program. The Bank of New York Mellon will waive its conversion and issuance fees for all shareholders who convert their ordinary shares until October 6, 2023. After October 6, 2023, each conversion will be charged $5.00 per 100 ADSs (or portion of 100 ADSs). Holders of the Company’s ordinary shares are encouraged to contact their banks or brokers with any questions about the conversion process. Additional information regarding the conversion process and details of The Bank of New York Mellon’s custodian bank, HSBC Bank Australia Limited, is available at https://ir.mobilicom.com/wp-content/uploads/2023/09/Issuance-and-conversion-Guide-for-Mobilicom-Limited.pdf

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones and robotics focusing primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, and the Company derives revenue from hardware, software sales & licensing fees and professional support services.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com